EXHIBIT 99.33

APPENDIX C TO NATIONAL INSTRUMENT
41-101 GENERAL PROSPECTUS
REQUIREMENTS

NON-ISSUER FORM OF
SUBMISSION TO JURISDICTION
AND APPOINTMENT OF AGENT
FOR SERVICE OF PROCESS

1.	Name of issuer (the “Issuer”):

mCloud Technologies Corp.

2.	Jurisdiction of incorporation, or equivalent, of Issuer: British Columbia
3.	Address of principal place of business of Issuer:

550-510 Burrard St., Vancouver, British Columbia, V6C 3A8.

4.	Description of securities (the “Securities”):

Common shares, preferred shares, debt securities, subscription receipts, warrants, units.

5.	Date of the prospectus (the “Prospectus”) under which the Securities are offered:

April 17, 2020.

6.	Name of person filing this form (the “Filing Person”):

Russel McMeekin

7.	Filing Person’s relationship to Issuer: Director and Chief Executive Officer
8.	Jurisdiction of incorporation, or equivalent, of Filing Person, if applicable, or jurisdiction of residence of Filing Person: Phoenix, Arizona
9.	Address of principal place of business of Filing Person: 4814 E. Earll Dr., Phoenix, Arizona, USA, 85018.
10.	Name of agent for service of process (the “Agent”):

Owens Wright LLP

11.	Address for service of process of Agent in Canada (the address may be anywhere in Canada): 20 Holly Street, Suite 300, Toronto, Ontario
12.	The Filing Person designates and appoints the Agent at the address of the Agent stated above as its agent upon whom may be served any notice, pleading, subpoena, summons or other process in any action, investigation or administrative, criminal, quasi-criminal, penal or other proceeding (the “Proceeding”) arising out of, relating to or concerning the distribution of the Securities made or purported to be made under the Prospectus, and irrevocably waives any right to raise as a defence in any such Proceeding any alleged lack of jurisdiction to bring the Proceeding.

13.	The Filing Person irrevocably and unconditionally submits to the non-exclusive jurisdiction of

(a)	the judicial, quasi-judicial and administrative tribunals of each of the provinces of Canada in which the securities are distributed under the Prospectus; and

(b)	any administrative proceeding in any such province,

in any Proceeding arising out of or related to or concerning the distribution of the Securities made or purported to be made under the Prospectus.

14.	Until six years after completion of the distribution of the Securities made under the Prospectus, the Filing Person shall file a new submission to jurisdiction and appointment of agent for service of process in this form at least 30 days before termination of this submission to jurisdiction and appointment of agent for service of process.

15.	Until six years after completion of the distribution of the Securities under the Prospectus, the Filing Person shall file an amended submission to jurisdiction and appointment of agent for service of process at least 30 days before a change in the name or above address of the Agent.

16.	This submission to jurisdiction and appointment of agent for service of process shall be governed by and construed in accordance with the laws of the Province of Ontario.

Dated: April 17, 2020	(Signed) Russel McMeekin
Signature of Filing Person

Russel McMeekin
Print name of person signing and, if the Filing Person is not an individual, the title of the person

AGENT

The undersigned accepts the appointment as agent for service of process of John Leja under the terms and conditions of the appointment of agent for service of process stated above.

OWENS WRIGHT LLP

Dated: April 17, 2020	Per:	(Signed) Paul De Luca
Signature of Agent

Paul De Luca, Partner
Print name of person signing and, if Agent is not an individual, the title of the person